UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1)*


                     Global Pharmaceutical Corporation
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)

                                 378922108
                              (CUSIP Number)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Frederick R. Adler

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                    5    SOLE VOTING POWER
   NUMBER OF
     SHARES              625,300 shares (includes 17,500 shares of Common
                         Stock issuable upon exercise of a currently exercisable warrant and 136,495 shares held by 1520
                         Partners, Ltd., a limited partnership of which Frederick R. Adler is the general partner ("1520
                         Partners")).

  BENEFICIALLY
    OWNED BY        6    SHARED VOTING POWER
      EACH
    REPORTING            0
     PERSON
      WITH
                    7    SOLE DISPOSITIVE POWER

                         625,300 shares (includes 17,500 shares of Common Stock issuable upon exercise of a currently exercisable warrant and 136,495 shares held by 1520 Partners).

                    8    SHARED DISPOSITIVE POWER

                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     625,300 shares (includes 17,500 shares of Common Stock issuable upon exercise of a currently exercisable warrant and 136,495 shares held by 1520 Partners).

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.5% (includes 17,500 shares of Common Stock issuable upon exercise of a currently exercisable warrant and 136,495 shares held by 1520 Partners).

12  TYPE OF REPORTING PERSON

     IN

Item 1(a) NAME OF ISSUER:

     Global Pharmaceutical Corporation

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     Castor and Kensington Avenues
     Philadelphia, Pennsylvania  19124

Item 2(a) NAME OF PERSON FILING:

     Frederick R. Adler

Item 2(b) Address of Principal Business Office, or if none, residence:

     c/o Venad Management, Inc.
     1520 South Ocean Boulevard
     Palm Beach, Florida 33480

Item 2(c) CITIZENSHIP:

     Mr. Adler is a citizen of the United States.

Item 2(d) TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $.01

Item 2(e) CUSIP NUMBER:

          378922108

Item 3    Not Applicable

Item 4    OWNERSHIP:

     (a)  Amount beneficially owned:
          See Item 9 of the cover page attached hereto

     (b)  Percent of Class:
          See Item 11 of the cover page attached hereto

     (c)  See Items 5 through 8  of the cover page attached hereto

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY:

          Not Applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10   CERTIFICATION:

          Not Applicable

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997


                                        /s/ Frederick R. Adler